Filed by Mykrolis Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Mykrolis Corporation

Commission File No. 001-16611

This filing relates to the proposed merger of equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 21, 2005 (the “Merger Agreement”), by and among Entegris, Inc., a Minnesota corporation (“Entegris”), Mykrolis Corporation, a Delaware corporation (“Mykrolis”), and Eagle DE, Inc., a Delaware corporation and a wholly-owned subsidiary of Entegris (“Entegris Delaware”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Entegris and Mykrolis on March 21, 2005, and is incorporated by reference into this filing.

The following is a transcript of a Mykrolis conference call on May 5, 2005, discussing the Mykrolis earnings release for its first fiscal quarter.

MYKROLIS CORPORATION EARNINGS CONFERENCE CALL

MAY. 05. 2005 / 10:00AM

Operator

Good day everyone and welcome to today’s Mykrolis first-quarter earnings release conference call. Today’s conference is being recorded. And now for opening remarks and introductions, I would like to turn the call over to the Director of Investor Relations, Mr. Steve Cantor. Please go ahead, sir.

Steve Cantor - Mykrolis Corporation - Director of IR

Thank you, Lars. Good morning and thank you for joining our call this morning. On the call today are Gideon Argov, Chief Executive Officer; Jean-Marc Pandraud, President and Chief Operating Officer; Bertrand Loy, Chief Financial Officer; and Peter Walcott, General Counsel. Financial results for our first quarter of fiscal 2005 were released this morning before the opening of the market. You can access a copy of the press release on our website at www.mykrolis.com.

In order to take advantage of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, you should note that we will be making forward-looking statements in this conference call. These statements involve a number of risks and uncertainties and our actual results may differ materially. These risks include those set forth in today’s press release and those outlined in detail under the risks heading at the end of the management discussion and analysis section in the annual report on Form 10-K-A for the year ending December 31, 2004, as well as in other reports and filings with the SEC.

With that, Gideon Argov will now begin the call with some prepared remarks.

Gideon Argov - Mykrolis Corporation - CEO

It was to say the least an eventful quarter for Mykrolis. Before I comment on the quarter and turn the call over to Jean-Marc, and Bertrand for some additional remarks, I want to provide you with an update on our announced merger with Entegris. As you know, on March 21st of 2005 we announced a definitive agreement to combine with Entegris in a merger of equals transaction. This is a compelling and exciting business combination. We’re excited about it. The more our teams work together in planning integration of this company, the more potential we see.

Our new company, which will be called Entegris, will be a leader in purifying, protecting and transporting critical materials in the semiconductor and microtronic manufacturing process. It will largely be a unit driven business with a global reach to serve and support customers throughout the world and to provided products and subsystems that are critical to their processes and can help — directly help improve yields along the technology roadmap.

We are moving as rapidly as we can to close the transaction. The SEC has granted us early termination of the waiting period under the Hart-Scott-Rodino Act. We’re planning to file the S-4 proxy in the next couple of days. Once the S-4 is declared effective, we intend to call for a shareholder meeting to vote on the merger within 47 days of the effective date.

Turning to this quarter’s results, sales were $74 million, about even with the fourth quarter. Gross margin increased but our operating results were impacted somewhat by expenses in fees related to the merger as well as compensation-related expenses which typically peak in the first quarter of the year. As a result, net income per diluted share was $0.13 compared to $0.18 in the December quarter.

Industry trends such as wafer starts softened modestly through the quarter. But order patterns were for the most part and for the most part across geographies fairly stable and also across product lines. Indeed the business environment for us in the first quarter was quite similar to what we experienced in the fourth quarter of last year.

Sales of consumable filtration and purification products were approximately $51 million represented just under 70% of our sales. Although some large device manufacturers and foundries reported declines in wafer start activity in the quarter, sales of our filtration products actually remained quite firm.

Equipment sales which accounted for just about 31% or the balance of our business were stable as capital spending trends were mixed throughout the quarter. Sales of our pumps related to our fluid dispense business remained at high levels, but declined from a particularly strong fourth quarter of 2004.

In our mass flow controller product line, we were very encouraged by the qualification of our new pressure insensitive mass flow controller by a major U.S. OEM. For the quarter sales of our MFCs were stable. Also in this quarter, we acquired Extraction Systems of Franklin, Massachusetts, a supplier to the semiconductor industry of products which filter and measure airborne contaminants at a molecular level. Extraction did not have a meaningful impact on Q1 because we closed that transaction midway through the quarter. It does add significantly to our gas microcontamination business and provides for some very interesting opportunities particularly in the lithography applications in the fab where Extraction is very strong.

Jean-Marc will have more to say about Extraction in his comments. So let me turn it over to you, Jean-Marc.

Jean-Marc Pandraud - Mykrolis Corporation - President and COO

Thank you, Gideon. In terms of geographical mix, Japan, our largest market at 37% of total quarter one sale declined 3% sequentially. On the second consecutive quarters, higher sales to our “non-semi” customers were offset by slightly lower sales to key Japanese OEM customers and Japanese semiconductor device makers.

Sales to Asia outside of Japan were 29% of total sales in the first quarter reflecting continued good demand from foundries and IDM customers, particularly at 300 millimeter fabs. Sales to Asia were down 1% as expected from a very strong fourth quarter 2004. Sales to North America grew 10% and represented 24% of total first-quarter sales. European sales declined in the first quarter from a very strong quarter in quarter four of 2004.

Overall I should say that our “non-semi” business, or what we call our semiconductor materials and display business grew from quarter four. While CapEx in the flat-panel display LCD market, which is about a third of our “non-semi” business has been choppy, production levels at some of the newer generation fabs is expected to grow through the rest of the year.

Among the first-quarter highlights was, as Gideon said, the acquisition of Extraction Systems, a provider of contamination controlled products used in lithography tools in creating tracks and steppers which we purchased for $25 million in cash in the first quarter. This acquisition does a few things for us. It positions us as the largest provider and technology leader of gas microcontamination control products to the semiconductor industry. It also increases our opportunity in high-growth segments of the lithography market.

Extraction’s products, which include consumables, offer a razor-razor blade dynamic. These filters require replacement periodically and represent recurring revenues with IDMs and foundry customers. Extraction also offers opportunities to leverage Mykrolis’ worldwide sales and support of the organization. As the industry moves to 193 nanometer, airborne molecule contamination in lithography is becoming an even bigger issue in terms of yields. We should also be able to capitalize on synergies with other existing gas and liquid microcontamination control technologies in terms of accelerating the development of new products for next-generation lithography applications.

Bertrand will make some financial comments now. Bertrand?

Bertrand Loy - Mykrolis Corporation - CFO

Thank you Jean-Marc. Sales of $73.6 million were essentially even with 74 million in Q4. Currency fluctuations had a favorable impact on Q1 and contributed approximately 1.4 million to our reported sales as compared to Q4. The acquisition of Extraction Systems which was purchased on March 3rd, 2005, did not have a significant impact on the quarter sales or earnings.

Gross margin of 47.2% improved from 46.1% in Q4 primarily due to increased operating efficiencies. R&D expense was 7.1 million which represented an increase of $700,000 from Q4, primarily due to timing of new product development projects. The G&A expense was $21.9 million, as G&A typically increases in the first quarter of the year due to FICA and other compensation-related expenses which tend to spike in Q1 and then moderate through the remainder of the year.

In addition to these items, SG&A expense for the first quarter included legal and other fees associated with the merger with Entegris and additional operating expenses and amortization related to the Extraction acquisition. Excluding these added expenses, operating expenses were within our expected range for the quarter.

Going forward, we expect total operating expenses from Mykrolis which were $28.9 million in Q1 to remain at comparable levels on a quarterly basis through the rest of fiscal 2005. For the quarter we recorded a $1.7 million tax expense which corresponded to a 24% tax rate for 2005. Net income per diluted share was $0.13 which compared to $0.18 in Q4 and $0.16 in Q1 of last year.

Turning to the balance sheet, our balance of cash, cash equivalents and marketable securities of $97 million primarily reflects the use of 23.4 million in net cash for the acquisition of Extraction Systems. Inventory turns of 3.4 declined from 3.6. Net inventories in dollar terms were $44.7 million compared to $41.8 million. Most of this increase relates to the addition of $2.1 million of Extraction System’s inventories.

Accounts receivable in terms of DSO improved to 71 days, the lowest level in Mykrolis’ history. The quality of the accounts receivable portfolio is very strong and is a reflection of the solid efforts of our collections teams worldwide.

CapEx was $1.7 million for the quarter. Depreciation and amortization for the quarter was 3.2 million which included $200,000 related to the Extraction acquisition.

In terms of our guidance for the second quarter, we are expecting business trends to remain relatively stable and we expect Q2 sales to be in the range of 73 million to 77 million. Given this revenue range, we expect income per diluted share to be in the range of $0.13 to $0.17.

With that, we will now take your questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Tim Arcuri with Smith Barney.

Tim Arcuri - Smith Barney - Analyst

I actually had several questions. I guess first of all a question for Bertrand in terms of OpEx. Last quarter we were talking about this kind of a onetime spike in Q1 and then we were talking OpEx going back down to about 25 million in Q2. Now there are certainly some one-timers related to the Extraction deal and also the merger announcement. But it seems like the kind of the underlying OpEx rate is still increasing. Can you go into some detail there?

Bertrand Loy - Mykrolis Corporation - CFO

The primary reason for the overall level of OpEx to increase going forward is twofold; one would be the operating expenses coming from Extraction Systems. And the second piece of that is the amortization expense related to the intangibles that we recorded with the acquisition of Extraction Systems. If you combine those two, you are adding an additional level of expenses to the initial range.

Tim Arcuri - Smith Barney - Analyst

Okay. Great. And then if I can just ask two more. I guess in terms of Extraction, can you maybe provide some guidance in June? Can you break Extraction out of that guidance range? How much is Extraction? So if we are looking on an apples-to-apples basis, what is the core business?

Bertrand Loy - Mykrolis Corporation - CFO

No, we do not plan on doing that, Tim. But again that is a fairly small size acquisition for us in terms of overall revenues.

Tim Arcuri - Smith Barney - Analyst

Okay. If I can just try one on mix. It seems like the equipment business is a little bit stronger than what your competitors are announcing. You were up about 2% and they were down about 3 or 4%. And it seems like in general that business is remaining stronger than you might expect given the shipments at your big OEM customers. Can you go into some detail as to why: A) you’re doing better; and B) why suppliers in general are doing better given OEM shipment trends?

Jean-Marc Pandraud - Mykrolis Corporation - President and COO

Let me take this question. The situation related to the equipment is driven by our dispense business first and you do know that we have a very strong relationship with a key Japanese OEM and we are benefiting from that. And the second piece is related to our mass flow business which the current PIMFC which Gideon mentioned about is doing pretty well as well. These are the two main drivers of our equipment business and those two drivers have been pretty solid during the first quarter.

Tim Arcuri - Smith Barney - Analyst

Thanks a lot.

Operator

Murali Abburi with J.P. Morgan.

Murali Abburi - J.P. Morgan - Analyst

I had a couple of questions here. If the shipments from your OEM customers start going down, would you guys see the impact of that in the same quarter or would you see that about a quarter earlier than that?

Jean-Marc Pandraud - Mykrolis Corporation - President and COO

Generally we see that a couple of months before then.

Murali Abburi - J.P. Morgan - Analyst

Okay, so in terms of your rolling forecast for your OEM customers, you are saying that your Q2 looks pretty stable compared to Q1 levels right now? Right?

Jean-Marc Pandraud - Mykrolis Corporation - President and COO

It is difficult to be absolutely certain of the forecast because customers can change their views pretty quickly. But for the visibility we have today we do expect some (indiscernible) situation on the equipment side, not a ramp at this time.

Murali Abburi - J.P. Morgan - Analyst

I noted that your North America scales spiked pretty nicely up 10%. Was it mainly OEM driven or did your device guys do better than expected as well?

Jean-Marc Pandraud - Mykrolis Corporation - President and COO

I didn’t get the beginning of your question.

Murali Abburi - J.P. Morgan - Analyst

I said, your North American sales were up 10%, right?

Jean-Marc Pandraud - Mykrolis Corporation - President and COO

Yes.

Murali Abburi - J.P. Morgan - Analyst

Was that driven mainly by your OEM customers or was there a device guys picking up as well?

Jean-Marc Pandraud - Mykrolis Corporation - President and COO

I mean Europe was very strong in the fourth quarter, so this was an incredible quarter in quarter four so first quarter was a bit softer. And I believe it was mostly driven from an OEM standpoint in North America.

Murali Abburi - J.P. Morgan - Analyst

If you could just talk about looking into Q2, how do you expect your consumable revenues to trends? Do expect more strength from Asia?

Jean-Marc Pandraud - Mykrolis Corporation - President and COO

Yes, Asia has been as we said a little bit leveling off. I mean we are down 1% in the first-quarter. I do expect some modest growth in Asia in the second quarter. Some impact also should come from the Extraction System revenue which was minimal in the first quarter but we do have some impact in the second quarter as we will record three months of sales added to our existing Mykrolis revenue.

Murali Abburi - J.P. Morgan - Analyst

Thanks, guys.

Operator

Dmitry Silversteyn with LongBow Research.

Dmitry Silversteyn - LongBow Research - Analyst

Good morning and congratulations on a fairly solid quarter here. A couple of questions. First of all on the Extraction Systems, you talked about the acquisition impacting you on the operating expense line and increased amortization. But you haven’t provided any guidance on what the sales are going to be in the second quarter going forward on a full quarter basis. And can I at least ask if this acquisition is going to be dilutive or accretive for the balance of the year?

Gideon Argov - Mykrolis Corporation - CEO

Yes, you can, and it will be accretive for the balance of the year. It is already an accretive acquisition in terms of how it’s structured and in terms of the sales trends and profitability. So I’m not going to point to exactly cents per share but it will have a positive impact on EPS in Q2 and beyond. And it should — we are seeing positive trends for that business, not just for the standalone but also in terms of combining the purification technologies of Extraction with our liquid purification business in some very interesting subsystem combinations going forward.

So, positive trends and an accretive transaction. Revenues are not huge. I mean it is certainly on a yearly basis less than $20 million. But it’s a good addition to our Company.

Dmitry Silversteyn - LongBow Research - Analyst

The second question I have is as you look beyond second quarter, there have been various I guess opinions as to what is going to happen to the semiconductor equipment and the semiconductor wafer starts in the second half of the year. From what you can see or how you plan your business, have we seen the low for the year in the first quarter or do you expect maybe seasonally softer business in the second half of the year for some reason?

Gideon Argov - Mykrolis Corporation - CEO

First of all, we don’t know the answer to that question, I should say. We don’t purport to be a proxy for wafer starts although there is a presumably good correlation between our consumables business and our wafer starts. We certainly don’t seek to draw a direct one-to-one comparison. What we hear is depends on who we talk to. And I think in general I think we hear that we may have seen the bottom in the second quarter in terms of wafer starts. And we see capacity utilization trends expected to trend up somewhat over the balance of the year. And that is a pretty consistent viewpoint.

I wouldn’t say we’re going to see any kind of meteoric rise in those but I think I’d say we think we’ve hit bottom in terms of wafer starts and we’ll see some increase in the second half of the year. So that should be positive.

Dmitry Silversteyn - LongBow Research - Analyst

What about the equipment market, the semiconductor OEM equipment market?

Gideon Argov - Mykrolis Corporation - CEO

The equipment market is again, we don’t purport to be a proxy for the equipment market. I think Jean-Marc was indicating before that our equipment — we have, first of all relatively minimal exposure to that market. Number two, it is much more driven by particular products and technologies that we have in house as opposed to that market itself.

In terms of what we hear, I think we hear, again, stable to maybe a bit improved in the second half of the year. But I think we are much more interested in our own products and there we have some developments in terms of new product and productions, this pressure and sensitive mass flow controller, which is an important product for us in that segment because it represents new technology. We think we will gain market share. In fact we are starting to see those trends and so you’ve got to add that into the mix as well.

Dmitry Silversteyn - LongBow Research - Analyst

Thank you very much.

Operator

Tim Summers with Stanford Financial Group.

Tim Summers - Stanford Financial Group - Analyst

Thank you and good morning. I may have missed this, but did you quantify the amount of Tel (Tokyo Electron) business you did in the first quarter?

Gideon Argov - Mykrolis Corporation - CEO

We did not. It continues to be a very important customer for us. We didn’t break it out specifically. And —.

Tim Summers - Stanford Financial Group - Analyst

Was it north of 10%?

Gideon Argov - Mykrolis Corporation - CEO

Yes, it’s a bit north of 10%.

Tim Summers - Stanford Financial Group - Analyst

Just as a follow up, given the strong results and the reasonably good guidance that you gave, is there any reason to believe that the merger terms with Entegris may be altered?

Gideon Argov - Mykrolis Corporation - CEO

No. By the way, Tel is 13%. You wanted an answer on that big OEM. No, the Entegris merger is a merger of choice. As we have gone around talking to investors and perhaps some of you as well, this is a merger of two strong companies with leading positions and strong businesses deciding that basically getting together for a variety of reasons having to do with scale, scope, global footprint, complementary technologies, non-complementary products, etc., etc., makes a heck of a lot of sense.

And so it’s not a merger — frequently you see mergers really being a one stronger company buying or merging with a weaker company. And this is really not the case. Both companies are very, very good at what they do. Both have stellar repetitions. Both are highly profitable. Both have a high consumable portion of revenue and it’s a merger of choice. As such, it’s not a purchase of one company by the other from a business standpoint. The structure of a merger always has to be — there’s never any such thing as 50% of shareholders exactly from each side will hold the combined company. So I don’t expect there to be any changes.

Tim Summers - Stanford Financial Group - Analyst

Thanks.

Operator

(OPERATOR INSTRUCTIONS) Tim Arcuri.

Tim Arcuri - Smith Barney - Analyst

I just kind of want to understand what is going on in your OEM business here a bit better. If you look at your Tel Business, it’s basically flat versus the peak roughly. Yet if you look at Tel’s orders, they are down 30% plus versus the peak and their shipments certainly are down versus the peak as well. Can you help us understand maybe — Tel seems to be kind of — but one example of really what is going on. And it seems like the suppliers in general are doing much better than what the shipments are at the OEMs. Is it market share gain? Is it inventory restocking, or would one conclude that you just haven’t seen it yet?

Jean-Marc Pandraud - Mykrolis Corporation - President and COO

Tim, you said this is market share gain — we have a great position on the various platform that Tel is dropping and this market share gain has been evolving from the beginning of last year into the beginning of this year very favorably for us. This is exactly what you said.

Tim Arcuri - Smith Barney - Analyst

Okay, so you think the explanation really is market share gain?

Jean-Marc Pandraud - Mykrolis Corporation - President and COO

Absolutely.

Tim Arcuri - Smith Barney - Analyst

And then can you — I don’t think you provided OEM and end-user split. Can you give us that?

Gideon Argov - Mykrolis Corporation - CEO

We did. OEM is about 31% and in user — sorry, OEM versus end-user — we didn’t provide that. You are right. Let me take a look, hold on, a real-time question here. That is always good. Is it about 50-50? I think you should assume it is about — it is approximately 50-50. But we’re looking up the data right now for you. How is that? 54% end-users; 46% OEMs.

Tim Arcuri - Smith Barney - Analyst

Perfect, thanks a lot.

Operator

(OPERATOR INSTRUCTIONS)

Gideon Argov - Mykrolis Corporation - CEO

Thank you very much for tuning in and we look forward to speaking to you in the future.

Operator

A replay will be available beginning today at 1:00 PM Eastern time and run until midnight on May 27th. To access the replay you can either dial 888-203-1112 or 719-457-0820 and enter the confirmation code, 7422392. That does conclude today’s conference. We thank you for your participation. You may now disconnect.

Additional Information and Where to Find It

In connection with the proposed transaction, Entegris, Mykrolis and Eagle DE, Inc. (a newly formed corporation that will merge with Entegris to effect the reincorporation of Entegris in the State of Delaware in connection with the proposed transaction) will file a joint proxy statement/prospectus with the SEC. A registration statement on Form S-4 also will be filed with the SEC. Securityholders of each company and other investors are urged to read the registration statement and the joint proxy statement/prospectus (including any amendments or supplements to the joint proxy statement/prospectus) regarding the proposed transaction when they become available because they will contain important information about Entegris, Mykrolis and the proposed transaction. Stockholders will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Entegris and Mykrolis, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Entegris, 3500 Lyman Blvd, Chaska, MN 55318, Attention: Investor Relations Dept., telephone: (952) 556-8080, or at irelations@entegris.com or to Mykrolis, 129 Concord Road, Billerica, MA 01821, Attention: Investor Relations Dept., telephone (978) 436-6500, or at investor_relations@mykrolis.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Entegris on Entegris’ website at www.entegris.com, and investors and security holders may access copies of the documents filed with the SEC by Mykrolis on Mykrolis’ website at www.mykrolis.com.

Participants in Solicitation

Mykrolis, Entegris and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Mykrolis’ directors and executive officers is available in its proxy statement on Form DEF 14A filed with the SEC by Mykrolis on March 26, 2004 and in its Annual Report on Form 10-K filed with the SEC on March 11, 2005 and information regarding Entegris’ directors and executive officers is available in its proxy statement on Form DEF 14A filed with the SEC by Entegris on December 15, 2004 and in its Annual Report on Form 10-K filed with the SEC on November 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements in this filing regarding Mykrolis Corporation, Entegris, Inc., the proposed transaction and the combined company after completion of the proposed transaction constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “feel,” “believe,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Mykrolis, Entegris, and their respective subsidiaries or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: the risks and factors described in the publicly filed documents of Mykrolis and Entegris, including their most recently filed Forms 10-K; general economic and business conditions and industry trends in the countries in which we operate; currency exchange risks; the continued strength of the industries in which we operate; uncertainties inherent in proposed business strategies and development plans; rapid technological changes; future financial performance, including availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or the inability to comply with, government regulation in the countries in which we operate, and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint venturers; competitor responses to the products and services of Mykrolis and Entegris, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the ability to promptly and effectively integrate the businesses of Mykrolis and Entegris; and the diversion of management time on merger-related issues. These forward-looking statements speak only as of the date of this filing. Mykrolis and Entegris expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the respective expectations of Mykrolis and Entegris with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The transaction is subject to customary closing conditions, including regulatory, stockholder and other third-party consents and approvals.